                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1

                                       TO


                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939
                                  ............
                           PARAGON TRADE BRANDS, INC.
                               (NAME OF APPLICANT)

                 180 TECHNOLOGY PARKWAY, NORCROSS, GEORGIA 30092
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
                                  ............

TITLE OF CLASS                                            AMOUNT
                                  ............

Senior Subordinated Notes Due 2005                        $182,000,000


             Approximate date of proposed issuance: January 28, 2000

                           Paragon Trade Brands, Inc.
                             180 Technology Parkway
                             Norcross, Georgia 30092
                     (Name and address of agent for service)

                                 With a copy to:

                               H. Sadler Poe, Esq.
                                Alston & Bird LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3424
                                 (404) 881-7000


The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of this applicant.

                                     GENERAL

1.       GENERAL INFORMATION. Furnish the following as to the applicant.

         (a)      Form of organization:

                  A corporation.

         (b) State or other sovereign power under the laws of which organized:

                  Delaware.

2. SECURITIES ACT EXEMPTION APPLICABLE. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

         On January 6, 1998, Paragon Trade Brands, Inc., a Delaware corporation (the "Company"), filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code"), thereby commencing Case No. 98-60390 (the "Bankruptcy Case"), in the United States Bankruptcy Court for the Northern District of Georgia (the "Bankruptcy Court"). On or about November 15, 1999, the Company and its Official Committee of Unsecured Creditors filed a Second Amended Plan of Reorganization (as subsequently modified through January 13, 2000, the "Plan") and related Disclosure Statement (as subsequently modified through January 13, 2000, the "Disclosure Statement") with the Bankruptcy Court. By order dated November 18, 1999, the Bankruptcy Court approved the Disclosure Statement as containing "adequate information" as such term is defined in the Bankruptcy Code. By order dated January 13, 2000, the Bankruptcy Court confirmed the Plan.

         The Effective Date (as defined below) of the Plan is conditioned upon, among other things, the Company's obtaining exit financing as contemplated in the Plan, and upon the execution and delivery of all documents required to be executed and delivered under the terms of the Plan or any agreement incorporated therein. Accordingly, if these and certain other conditions precedent are satisfied or waived as set forth in the Plan, the Effective Date (as defined below) may occur, and the Notes (as defined below) may be issued, on or about January 28, 2000.

         Under the Plan, the existing equity stock of the Company will be canceled, and new shares will be issued as set forth in the Plan. In general, Wellspring Capital Management, LLC (or its designee) ("Wellspring") will purchase approximately 97.5% of the stock in the Company (after giving effect to the reorganization) for $117 million cash, with the balance of the equity stock going to old shareholders pro rata. In addition, the existing shareholders and creditors had the right to elect to exercise rights to purchase a portion of Wellspring's shares at $10.00 per share. In the aggregate, certain shareholders exercised such rights to purchase approximately 220,000 shares of the equity in the Company (after reorganization) from Wellspring (approximately 1%). The

"Effective Date" of the Plan is expected to occur on the date the Wellspring stock purchase agreement is closed. On the Effective Date, the creditors of the Company will receive, pursuant to the Plan, among other things, a pro rata share of (i) the $117 million purchase price being invested by Wellspring; and (ii) the $146 million in aggregate principal amount of 11.25% Senior Subordinated Notes due 2005 (the "Notes"), to be issued under the indenture to be qualified, and guarantees (the "Guarantees") of such Notes by PTB International, Inc., PTB Acquisition Sub, Inc., And PTB Holdings, Inc. In addition, subject to the satisfaction of certain conditions contained in the Indenture, the Company may issue up to approximately $36 million in additional Notes pursuant to the Indenture in lieu of paying interest in cash.

         The issuance of the Notes will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), but instead the Notes will be issued pursuant to the exemption from the registration requirements of the Securities Act provided by Section 1145 of the Bankruptcy Code. Generally, section 1145 of the Bankruptcy Code exempts the offer or sale of securities under a plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor or its successor under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of the Notes under the Plan will satisfy such requirements of section 1145 of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

3. AFFILIATES. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

         As of January 17, 2000

         13.71% of the voting common stock of the Company is held by Wellington Management Company, LLP, based on publicly available information reported as of January 29, 1999.

         Bobby V. Abraham is a Director and Chief Executive Officer of the Company.

         Adrian D.P. Bellamy is a Director of the Company.

         Thomas B. Boklund is a Director of the Company.

         Robert L. Schuyler is a Director of the Company.

         Alan J. Cyron is the Executive Vice President, Chief Financial Officer, and Assistant Secretary of the Company.

         Robert E. McClain is the Executive Vice President - Sales and Marketing of the Company.

         John R. Cook is the Vice President - Technical Support of the Company.

         Kathy L. Evenson is the Director of Human Resources of the Company.

         Catherine O. Hasbrouck is the Vice President, General Counsel and Secretary of the Company.

         Stanley Littman is the Vice President - Technology and Materials of the Company.

         Christine I. Oliver is the Executive Vice President - Customer Management of the Company.

         Jeffrey S. Schoen is the Vice President - Manufacturing of the Company.

         100% of the voting common stock of Paragon Trade Brands (Canada) Inc. is held by the Company.

         100% of the voting common stock of Paragon Trade Brands FSC, Inc. is held by the Company.

         100% of the voting common stock of PTB International, Inc. is held by the Company.

         100% of the voting common stock of PTB Acquisition Sub, Inc. is held by the Company.

         100% of the voting common stock of PTB Holdings, Inc. is held by the Company.

         49% of the ownership interests of Paragon-Mabesa International, S.A. de C.V. is held by PTB International, Inc.

         49% of the ownership interests of Stronger Corporation, S.A. is held by PTB International, Inc.

         40% of the ownership interests of Goodbaby Paragon Hygienic Products Co. Ltd. is held by the Company.

         As of the Effective Date:

         Up to 6,891,000 shares, or approximately 58%, of the voting common stock of the Company will be held by PTB Acquisition Company LLC;

         Up to 2,500,000 shares, or approximately 21%, of the voting common stock of the Company will be held by Co-Investment Partners, L.P.;

         Up to 2,500,000 shares, or approximately 21%, of the voting common stock of the Company will be held by Ontario Teachers Pension Plan Board;


         100% of the membership interests of PTB Acquisition Company LLC will be held by Wellspring Capital Partners II, L.P.

         58% of the voting common stock of Far & Wide Travel Corp. will be held by Wellspring Capital Partners II, LP.

         6% of the partnership interests of Wellspring Capital Partners II, L.P. will be held by Wellspring Associates II LLC.

         By virtue of a management agreement between Wellspring Capital Management, LLC and Wellspring Capital Partners II, L.P., Wellspring Capital Management, LLC will exercise managerial control over Wellspring Capital Partners II, L.P.

         50% of the membership interests of Wellspring Capital Management, LLC will be held by Greg Feldman.

         Greg Feldman will be the managing member of WS Acquisition LLC and Train Acquisition LLC and a director of the Company.

         53% of the voting common stock of The Hockey Company will be held by WS Acquisition LLC.

         75% of the membership interests of Lionel LLC will be held by Train Acquisition LLC

         100% of the voting common stock of PTB Acquisition Sub, Inc. will be held by the Company.

         100% of the voting common stock of Paragon Trade Brands FSC, Inc. will be held by the Company.

         100% of the voting common stock of PTB International, Inc. will be held by the Company.

         100% of the voting common stock of Paragon Trade Brands (Canada) Inc. will be held by the Company.

         100% of the voting common stock of PTB Holdings, Inc. will be held by the Company.

         49% of the ownership interests of Paragon-Mabesa International, S.A. de C.V. will be held by PTB International, Inc.

         49% of the ownership interests of Stronger Corporation, S.A. will be held by PTB International, Inc.

         40% of the ownership interests of Goodbaby Paragon Hygienic Products Co. Ltd., will be held by PTB International, Inc.

         Bobby V. Abraham will be a director and the chief executive officer of the Company.

         David W. Cole will be a director of the Company.

         David Mariano will be a director of the Company.

         James R. McManus will be a director of the Company.

         Thomas F. Ryan, Jr. will be a director of the Company.

         J. Dale Sherratt will be a director of the Company.

         Carl Stanton will be a director of the Company.

         Thomas J. Volpe will be a director of the Company.

         Alan J. Cyron will be the Executive Vice President, Chief Financial Officer and Assistant Secretary of the Company.

         Robert E. McClain will be the Executive Vice President - Sales and Marketing of the Company.

         John R. Cook will be the Vice President - Technical Support of the Company.

         Kathy L. Evenson will be the Director of Human Resources of the Company.

         Catherine O. Hasbrouck will be the Vice President, General Counsel and Secretary of the Company.

         Stanley Littman will be the Vice President - Technology and Materials of the Company.

         Christine I. Oliver will be the Executive Vice President - Customer Management of the Company.

         Jeffrey S. Schoen will be the Vice President - Manufacturing of the Company.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive offices. Indicate all offices with the applicant held or to be held by each person named.

         As of January 17, 2000

         Name and Mailing Address                             Title
         -----------------------------------------------------------------------------------------
         Bobby V. Abraham                                     Director and Chief Executive Officer
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Adrian D.P. Bellamy                                  Director
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Thomas B. Boklund                                    Director
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Robert L. Schuyler                                   Director
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Alan J. Cyron                                        Executive Vice President, Chief
         Paragon Trade Brands, Inc.                           Financial Officer, Assistant Secretary
         180 Technology Parkway
         Norcross, Georgia 30092

         Robert E. McClain                                    Executive Vice President - Sales and
         Paragon Trade Brands, Inc.                           Marketing
         180 Technology Parkway
         Norcross, Georgia 30092

         John R. Cook                                         Vice President - Technical Support
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Kathy L. Evenson                                     Director of Human Resources
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Catherine O. Hasbrouck                               Vice President, General Counsel and
         Paragon Trade Brands, Inc.                           Secretary
         180 Technology Parkway
         Norcross, Georgia 30092

         Stanley Littman                                      Vice President - Technology and Materials
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Christine I. Oliver                                  Executive Vice President - Customer
         Paragon Trade Brands, Inc.                           Management
         180 Technology Parkway
         Norcross, Georgia 30092

         Jeffrey S. Schoen                                    Vice President - Manufacturing
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         As of the Effective Date
         Name and Mailing Address                             Title
         ----------------------------------------------------------------------------------------------
         Bobby V. Abraham                                     Director and Chief Executive Officer
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Alan J. Cyron                                        Executive Vice President, Chief
         Paragon Trade Brands, Inc.                           Financial Officer, Assistant Secretary
         180 Technology Parkway
         Norcross, Georgia 30092

         David W. Cole                                        Director
         Torbitt & Castleman, Inc.
         One Quality Place
         Buckner, Kentucky  40010

         Greg Feldman                                         Director
         Wellspring Capital Management, LLC
         620 Fifth Avenue, Suite 216
         New York, New York  10020

         David Mariano                                        Director
         Wellspring Capital Management, LLC
         620 Fifth Avenue, Suite 216
         New York, New York  10020

         James R. McManus                                     Director
         Timesoft
         285 Riverside Avenue
         Westport, Connecticut  06880

         Thomas F. Ryan, Jr.                                  Director
         Hill, Holiday, Connors,
         Cosmopulos, Inc.
         200 Clarendon Street, 39th Floor
         Boston, Massachusetts  02116

         J. Dale Sherratt                                     Director
         Cambridge Nutraceuticals, Inc.
         294 Washington Street, Suite 601
         Boston, Massachusetts  02108-4608

         Carl Stanton                                         Director
         Wellspring Capital Management, LLC
         620 Fifth Avenue, Suite 216
         New York, New York  10020

         Thomas J. Volpe                                      Director
         Interpublic Group of Companies, Inc.
         1271 Avenue of the Americas
         New York, New York  10020

         Robert E. McClain                                    Executive Vice President - Sales and
         Paragon Trade Brands, Inc.                           Marketing
         180 Technology Parkway
         Norcross, Georgia 30092

         John R. Cook                                         Vice President - Technical Support
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Kathy L. Evenson                                     Director of Human Resources
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Catherine O. Hasbrouck                               Vice President, General Counsel and
         Paragon Trade Brands, Inc.                           Secretary
         180 Technology Parkway
         Norcross, Georgia 30092

         Stanley Littman                                      Vice President - Technology and Materials
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092

         Christine I. Oliver                                  Executive Vice President - Customer
         Paragon Trade Brands, Inc.                           Management
         180 Technology Parkway
         Norcross, Georgia 30092

         Jeffrey S. Schoen                                    Vice President - Manufacturing
         Paragon Trade Brands, Inc.
         180 Technology Parkway
         Norcross, Georgia 30092


5. PRINCIPAL OWNERS OF VOTING SECURITIES. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

As of January 17, 2000, based on publicly available information reported as of January 29, 1999:

Name and Complete                   Title of Class                              Percentage of
Mailing Address                     Owned                 Amount Owned          Securities Owned
--------------------------------------------------------------------------------------------
Wellington Management               Common                1,637,800             13.71%
Company, LLP                        Stock
75 State Street
Boston, MA 02109

As of the Effective Date:

Name and Complete                         Title of Class                              Percentage of
Mailing Address                           Owned                 Amount Owned          Securities Owned
------------------------------------------------------------------------------------------------------
PTB Acquisition                           Common                6,891,000             58%
Company LLC                               Stock
c/o Wellspring Capital
Management, LLC
620 Fifth Avenue, Suite 216
New York, NY  10020

Co-Investment Partners, L.P.                                    2,500,000             21%
660 Madison Avenue, 23rd Floor
New York, New York 10021

Ontario Teachers Pension Plan Board                             2,500,000             21%
5650 Yonge Street, 5th Floor
Toronto, Ontario M2M 4H5
Canada


6. UNDERWRITERS. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered, As to each person specified in (a), give the title of each class of securities underwritten.

         (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Company which are currently outstanding.

                               CAPITAL SECURITIES

7. CAPITALIZATION. (a) Furnish the following information as to each authorized class of securities of the applicant.

         As of January 14, 2000:

      Title of Class                Amount Authorized         Amount Outstanding
      --------------------------------------------------------------------------
      Preferred Stock,              10,000,000 shares         0
      Par value $0.01 per share

      Common Stock,                 25,000,000 shares          11,949,694
      Par value $0.01 per share


      As of the Effective Date:

      Title of Class                Amount Authorized         Amount Outstanding
      --------------------------------------------------------------------------
      Preferred Stock,              5,000,000 shares          0
      Par value $0.01 per share

      Common Stock,                 20,000,000 shares         11,891,000 (1)
      Par value $0.01 per share

      11.25% Senior Subordinated    $182,000,000              $146,000,000
      Notes due 2005                aggregate principal       aggregate principal
                                    amount                    amount

(1) Warrants to purchase up to an aggregate of 625,821 shares of common stock of the Company will be outstanding after the Effective Date. Such warrants will be exercisable at any time after the Effective Date at an exercise price of $18.91 per share until the earlier of the tenth anniversary of the Effective Date or, in the event that the warrants are called pursuant to the warrant agreement governing the terms of the warrants, the business day immediately preceding the call date. The exercise price is subject to customary anti-dilution provisions upon the happening of certain corporate events specified in the warrant agreement.

         (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

         Each series of shares of Preferred Stock may have such voting power, full or limited, or may be without voting powers, as the Board of Directors may decide. Subject to the provisions of any applicable law, the Company's certificate of incorporation, resolutions of the Board of Directors authorizing a series of Preferred Stock or the Company's By-laws, the holders of outstanding shares of Common Stock shall exclusively possess voting power for the election of directors and for all other purposes, each holder of record of shares of Common Stock being entitled to one vote for each share of Common Stock standing in his or her name on the books of the Corporation.

         Holders of the Notes do not have any voting rights by reason of ownership of those securities. Holders of the Warrants do not have any voting rights unless and until such Warrants are exercised for shares of the Company's Common Stock, at which time the holders of the Warrants will vote as holders of the Common Stock.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the "TIA").

         The Notes will be issued under an indenture (the "Indenture") to be dated as of the Effective Date, among the Company, as issuer, PTB International, Inc., PTB Acquisition Sub, Inc. and PTB Holdings, Inc. as guarantors, and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"), a copy of which is included as Exhibit T3C hereto. Capitalized terms used in this
Section 8 which are not otherwise defined below or elsewhere in the Application have the respective meanings assigned to them in the

Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety, by reference to all of the provisions of the Indenture.

         (A) EVENTS OF DEFAULT. The following are Events of Default under the Indenture:

                  (1) the Company defaults in any payment of interest with respect to any Note when the same becomes due and payable, whether or not such payment shall be prohibited by the subordination provisions of the Indenture, and such default continues for a period of 30 days;

                  (2) the Company (i) defaults in the payment of the principal of, or premium, if any, on any Note when the same becomes due and payable at its Stated Maturity, upon redemption, upon declaration or otherwise, whether or not such payment shall be prohibited by the subordination provisions of the Indenture or (ii) fails to redeem or purchase Notes when required pursuant to this Indenture or the Notes, whether or not such redemption or purchase shall be prohibited by the subordination provisions of the Indenture;

                  (3) the Company fails to observe or perform any covenant, condition or agreement on the part of the Company to be observed or performed pursuant to the convenants contained in the Indenture relating to limitations on the Indebtedness, Restricted Payments, sales of Assets and Subsidary Stock, Change of Control and mergers, consolidations and sales of substantially all of the Company's assets;

                  (4) the Company fails to comply with any of its other agreements or covenants in or provisions of the Notes or this Indenture and such failure continues for 30 days after the notice specified below;

                  (5) Indebtedness of the Company or any Significant Subsidiary is accelerated by the holders thereof because of a default and the total amount of such Indebtedness accelerated exceeds $15,000,000 or its foreign currency equivalent at the time;

                  (6) certain events of bankruptcy, insolvency or restructuring in respect of either the Company or a Significant Subsidiary;

                  (7) any judgment or decree for the payment of money in excess of $15,000,000 above any applicable insurance coverage or its foreign currency equivalent at the time is entered against the Company or any Significant Subsidiary, remains outstanding and unstayed for a period of 60 days following the entry of such judgment or decree; or

                  (8) the Note Guarantee of any Note Guarantor ceases to be in full force and effect (other than (x) in accordance with the terms of such Note Guarantee or (y) with respect to any Note Guarantor that is not a Significant Subsidiary, as a result of the occurrence of an event described in clause (6) above) or any Note Guarantor denies or disaffirms its obligations under its Note Guarantee.

         A Default under clause (4) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default".

         If an Event of Default (other than an Event of Default specified in (6) above with respect to the Company) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in principal amount of the Notes by written notice to the Company and the Trustee, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest shall be due and payable immediately. If an Event of Default specified in (6) above with respect to the Company occurs, the principal of, premium, if any, and interest on all the Notes shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Noteholders. The Holders of no less than a majority in aggregate principal amount of then outstanding Notes generally are authorized to rescind such acceleration if the recission would not conflict with any judgment or decree and if all existing Events of Default, other than the non-payment of amounts which have become due solely by such acceleration, have been cured or waived.

         If a Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to each Noteholder notice of the Default within 30 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note (including payments pursuant to the mandatory redemption provisions of such Note, if any), the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Noteholders.

         (B)      AUTHENTICATION AND DELIVERY; APPLICATION OF PROCEEDS.

         The Notes must be executed on behalf of the Company by its Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer or any Vice President, and shall be attested by the Company's Secretary or one of its Assistant Secretaries, in each case by manual or facsimile signature. The Notes must be authenticated by manual signature of an authorized signatory of the Trustee and will not be valid for any purpose unless so authenticated. The Trustee shall, upon receipt of a Company Order requesting such action, authenticate Notes, excluding Secondary Securities, for original issue up to the aggregate principal amount not to exceed $146,000,000 outstanding at any given time, except for any Secondary Securities that may be issued pursuant to the terms of the Indenture, and other exceptions contained in the Indenture. The Company Order will specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated and must further provide instructions concerning registration, amounts for each Holder and delivery. In the case of Secondary Securities, the Company shall give written notice to the Trustee of the amount of interest to be paid in Secondary Securities not less than five Business Days prior to the applicable Interest Payment Date, and the Trustee or an authenticating agent (upon written order of the Company signed by an Authorized Representative of the Company given not less than five nor more than 45 days prior to such Interest Payment Date) shall authenticate for original issue (pro rata to each Holder of any Notes on the applicable Record Date) Secondary Securities in an aggregate principal amount equal to the amount of cash interest not paid on such Interest Payment Date.

         A Note will not be valid or entitled to any benefits under the Indenture or obligatory for any purpose unless executed by the Company and authenticated by the manual signature of one of the authorized signatories of the Trustee as provided in the Indenture. The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the Notes.

         There will be no proceeds from the issuance of the Notes because such securities (together with other securities of the Company) will be issued or distributed pursuant to the Plan in exchange for the satisfaction and discharge of certain claims arising from the ownership of certain securities of or claims against the Company in the Bankruptcy Case. Accordingly, no provisions are contained in the Indenture with respect to the use by the Company of proceeds of the issuance of the Notes.

         (C) RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.

         The Notes are unsecured and as such, there is no property subject to a lien of the indenture.

         (D)      SATISFACTION AND DISCHARGE.

         If the Company delivers to the Trustee all outstanding Notes (other than Notes replaced pursuant to the terms of the Indenture) for cancellation or
(ii) all outstanding Notes have become due and payable and the Company irrevocably deposits with the Trustee funds sufficient to pay at Stated Maturity or, in the case of a redemption, upon redemption all outstanding Notes (other than Notes replaced pursuant to the terms of the Indenture), together with accrued but unpaid interest thereon to Stated Maturity or such Redemption Date (absent any subsequent order or judgment enjoining, restraining or prohibiting the application of such funds), and, in either case, the Company pays all other sums payable thereunder by the Company, then the obligations of the Company under the Notes and the Indenture will terminate (except for certain obligations of the Company to indemnify the Trustee under certain circumstances and certain obligations with respect to unclaimed funds).

         In addition, the Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, and the Indenture shall cease to be of further effect as to all outstanding Notes and Guarantees except as to the following obligations which will survive unless otherwise terminated or discharged under the Indenture (a) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below; (b) the Company's obligations with respect to the Notes concerning, among other things, issuing temporary Notes, transfer and exchange of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust and the maintenance of its corporate existence; (c) the rights, powers, trusts, duties, and immunities of the Trustee, and the Company's obligations in connection therewith; (d) the provisions of the Indenture relating to redemption of the Notes; and (d) the Legal Defeasance provisions of the Indenture. The Company may cause Legal Defeasance to occur at any time. In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance:
(a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, U.S. Legal Tender or non-callable US Government Obligations for the payment of the principal of and interest on the outstanding Notes to maturity or redemption, as the case may be; (b) the Company must deliver to the Trustee a certificate from a nationally recognized firm of independent accountants expressing its opinion that the payments of principal and interest when due and without reinvestment of the deposited US Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal of, premium, if any, and interest when due on all the Notes to Stated Maturity or redemption, as the case may be; (c) 91 days must pass after the deposit is made and during the 91-day period no Default specified in clause (6) of the Events of Default described above with respect to the Company occurs which is continuing at the end of the period; (d) the deposit must not result in a breach or violation of, or constitute a default under any other agreement or instrument binding on the Company or any of its Subsidiaries and is not prohibited by the subordination provisions of the Indenture; (e) the Company must deliver to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940; (f) in the case of the Legal Defeasance option, the Company must deliver to the Trustee an Opinion of Counsel stating that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of this Indenture there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Noteholders will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (g) in the case of the Covenant Defeasance option, the Company must deliver to the Trustee an Opinion of Counsel to the effect that the Noteholders will not recognize income, gain or loss for Federal income tax purposes as a result of such Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (h) the Company must deliver to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with; (i) the Company must deliver to the Trustee an Officer's Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or the Note Guarantors or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company, the Note Guarantors or others; and (j) such legal defeasance or covenant defeasance much not cause the Trustee to have a conflicting interest within the meaning of the TIA (assuming for the purposes of this clause (j) that all Notes are in default within the meaning of such Act).

         (E)      EVIDENCE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS.

         The Company must deliver to the Trustee within 120 days after the end of each fiscal year of the Company an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto. The Company also shall comply with TIA Section 314(a)(4). Additionally, the Company is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default described under clause (3), (5) or (8) above, and any event which with the giving of notice or the lapse of time would become an Event of Default under clause (4), under certain circumstances, (6), or (7) above, its status and what action the Company is taking or proposes to take with respect thereto. Any such certificate or opinion must comply with the requirements of the TIA and the Indenture.

9. OTHER OBLIGORS. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

         PTB International, Inc., 180 Technology Parkway, Norcross, Georgia 30092, is a guarantor of the Notes.

         PTB Acquisition Sub, Inc., 180 Technology Parkway, Norcross, Georgia 30092, is a guarantor of the Notes.

         PTB Holdings, Inc., 180 Technology Parkway, Norcross, Georgia 30092, is a guarantor of the Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a)      Pages numbered 1 to 20, consecutively.(l)

         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:


              Exhibit T3A.1         Existing Certificate of Incorporation
                                    of the Company. Incorporated by reference
                                    from Paragon Trade Brands, Inc.'s Annual
                                    Report on Form 10-K for the fiscal year
                                    ended December 25, 1994.

            * Exhibit T3A.2         Amended and Restated Certificate of
                                    Incorporation to be in effect simultaneously
                                    with the Effective Date.

              Exhibit T3B.1         Existing Bylaws of the Company. Incorporated by
                                    reference from Paragon Trade Brands, Inc.'s
                                    Quarterly Report on Form 10-Q for the quarter
                                    ended June 25, 1995.

            * Exhibit T3B.2         Bylaws to be in effect simultaneously with the
                                    Effective Date.

            * Exhibit T3C           Form of Indenture to be qualified for Senior
                                    Subordinated Notes due 2005.

              Exhibit T3D           Not applicable.

            * Exhibit T3E.1         Debtors' Second Amended Plan of Reorganization
                                    dated as of November 15, 1999, and exhibits thereto.

            * Exhibit T3E.2         Debtors' Disclosure Statement for Second Amended
                                    Plan of Reorganization dated November 15, 1999, and
                                    exhibits thereto.

            * Exhibit T3E.3         Order Approving Disclosure Statement and Establishing
                                    Solicitation and Confirmation Process Procedures.

            * Exhibit T3E.4         Notification of Non-Voting Status to Class 1.

            * Exhibit T3E.5         Notification of Non-Voting Status to Class 2.


             *Exhibit T3E.6         Notification of Deemed Rejection.

             *Exhibit T3E.7         Letter from the Equity Committee to Holders of Common Stock
                                    Issued by the Company.

             *Exhibit T3E.8         Notice of Rights Offering to Holders of Class 3A Claims.

             *Exhibit T3E.9         Notice of Rights Offering to Holders of Class 4A Interests.

             *Exhibit T3E.10        Notice of Procedures and Deadlines Concerning Wholly Contingent,
                                    Unliquidated and/or Undetermined Claims Against the Debtor.

             *Exhibit T3E.11        Ballots for Class 3A, 3B, 4A (Master and Beneficial Holders)

              Exhibit T3E.12        Letter to Holders of Class 3A Claims Explaining Delivery of
                                    Notes

              Exhibit T3E.13        Notice of Entry of Confirmation Order

             *Exhibit T3F           See Exhibit T3C for cross reference sheet showing the
                                    location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the TIA.

             *Exhibit 99.1          Statement of Eligibility and Qualification of the Trustee.


             *previously filed

 ................
(1) Pursuant to Rule 309(a) of Regulation S-T, requirements as to sequential numbering shall not apply to this electronic format document.

                                    SIGNATURE


         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Paragon Trade Brands, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta and State of Georgia, on the 26th day of January, 2000.


                                      PARAGON TRADE BRANDS, INC.


                                      By:  /s/ Catherine O. Hasbrouck
                                           ------------------------------------
                                      Name: Catherine O. Hasbrouck
                                           ------------------------------------
                                      Title: Vice President, General Counsel
                                            -----------------------------------
                                             and Secretary
                                            -----------------------------------

Attest: /s/ Melanie Y. Zeller
        ---------------------------
        Name: Melanie Y. Zeller
             ----------------------